UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2021 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

 Attached hereto and incorporated by reference herein is the Registrant’s press release issued on March 22, 2021, announcing its financial results for the fourth quarter and year ended December 31, 2020.

The first three paragraphs, the sections titled “2021 Subsequent Business Developments”, “Fourth Quarter of 2020 Selected Highlights”, “Full Year 2020 Selected Highlights”, “Financial Results for the Year Ended December 31, 2020”, “Financial Results for the Three Months Ended December 31, 2020”, “Balance Sheet Highlights”, “COVID-19 Impacts”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1 are incorporated by reference into the registration statements  on Form S-8 (File No. 333-233510, 333-239249 and 333-250138) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Safe-T Group Ltd. on March 22, 2021, titled “Safe-T Group Reports Fourth Quarter and Full Year 2020 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: March 22, 2021

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